CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$4,965,000	$152.43

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $405,388.73 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $152.43 offset against the registration fee due for this offering and of which $405,236.30 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 908 To prospectus dated December 1, 2005, prospectus supplement dated October 12 2006 and product supplement no. 65-I dated January 30, 2007	Registration Statement No. 333-130051 Dated December 21, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co.
$4,965,000
Outperformance Buffered Return Enhanced Notes Linked to the Performance of the S&P 500® Index Compared to the Performance of the Russell 2000® Index due December 31, 2009

General

  The notes are designed for investors who seek a return of twice the positive difference between the change in the S&P 500® Index and the Russell 2000® Index, up to a maximum total return on the notes at maturity of 27.50%. Investors should be willing to forgo interest and dividend payments and, if the S&P 500® Index Return is less than the Russell 2000® Index Return by more than 10%, be willing to lose up to 90% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 31, 2009†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on December 21, 2007 and are expected to settle on or about December 31, 2007.

Key Terms

Underlying Indices:	The Russell 2000® Index and the S&P 500® Index (each an “Index” and, together, the “Indices”).
Upside Leverage Factor:	2
Payment at Maturity:

If the S&P 500® Index Return is greater than the Russell 2000® Index Return, you will receive a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Outperformance Index Return multiplied by two, subject to a Maximum Total Return on the notes of 27.50%. For example, if the Outperformance Index Return is more than 13.75%, you will receive the Maximum Total Return on the notes of 27.50%, which entitles you to a maximum payment at maturity of $1,275 for every $1,000 principal amount note. Accordingly, if the Outperformance Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Outperformance Index Return x 2)]

Your principal is protected against a negative Outperformance Index Return of up to 10%. If the S&P 500® Index Return is less than the Russell 2000® Index Return by an amount equal to or less than 10%, you will receive the principal amount of your notes at maturity.

If the S&P 500® Index Return is less than the Russell 2000® Index Return by more than 10%, for every 1% beyond 10% that the S&P 500® Index Return is less than the Russell 2000® Index Return, you will lose an amount equal to 1% of the principal amount of your notes, up to a total potential loss of 90% of your principal. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Outperformance Index Return + 10%)],

provided that the Outperformance Index Return shall not be less than -100%.

If the S&P 500® Index Return is less than the Russell 2000® Index Return by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Index Return:	For each Index:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For each Index, the Index closing level on the pricing date, which was 1484.46 for the S&P 500® Index and 785.60 for the Russell 2000® Index.
Ending Index Level:	For each Index, the Index closing level on the Observation Date.
Outperformance Index Return:	S&P 500® Index Return - Russell 2000® Index Return; provided that the Outperformance Index Return will not be less than -100%.
Observation Date†:	December 28, 2009
Maturity Date†:	December 31, 2009
CUSIP:	48123MLK6
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 65-I.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 65-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$10	$990

Total	$4,965,000	$49,650	$4,915,350

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $2.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-29 of the accompanying product supplement no. 65-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 21, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 65-I dated January 30, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated December 17, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 65-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 65-I dated January 30, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000275/e26161_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information About the Russell 2000® Index

U.S.-incorporated companies are eligible for inclusion in the Russell 3000® Index and, consequently, the Russell 2000® Index. Beginning May 31, 2007, companies incorporated in the following countries/regions are also reviewed for eligibility: the Bahamas, Belize, Bermuda, the British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles and Panama. However, not all companies incorporated in these regions are eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index. Companies incorporated in these regions are specifically considered eligible for the Russell 2000® Index if the company meets one of the following criteria: (i) the headquarters is in the U.S. or (ii) the headquarters is also in the designated region/country, and the primary exchange for local shares is in the United States. ADRs are not eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Outperformance Index Return by two, up to the Maximum Total Return on the notes of 27.50% or $1,275 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of your notes is protected against a negative Outperformance Index Return of up to 10%. If the S&P 500® Index Return is less than the Russell 2000® Index Return by more than 10%, for every 1% beyond 10% that the S&P 500® Index Return is less than the Russell 2000® Index Return, you will lose an amount equal to 1% of the principal amount of your notes, provided that the Outperformance Index Return shall not be less than -100%. Accordingly, at maturity you will receive a payment equal to at least $100 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE S&P 500® INDEX AND THE RUSSELL 2000® INDEX — The return on the notes is linked to the performance of the S&P 500® Index relative to the performance of the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 65-I. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000ETM Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. See “The Russell 2000® Index” in the accompanying product supplement no. 65-I, as supplemented by “Supplemental Information About the Russell 2000® Index” above.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 65-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In particular, on December 7, 2007, Treasury and the IRS released a notice requesting comments on a number of possible U.S. federal income tax treatments for “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the degree, if any, to which any income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these investments are or should be treated as “constructive ownership transactions.” While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the notes, possibly on a retroactive basis. You should consult your tax adviser regarding the tax treatment of the notes, including possible alternative characterizations in general and the possible impact of the notice described above in particular.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 65-I dated January 30, 2007.

JPMorgan Structured Investments — Outperformance Buffered Return Enhanced Notes Linked to the S&P 500® Index Compared to the Russell 2000® Index	PS-1
  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The return on the notes at maturity is primarily linked to the difference between the performance of the S&P 500® Index and the Russell 2000® Index and will depend on whether, and the extent to which, the Outperformance Index Return is positive or negative. Your investment will be exposed to any negative Outperformance Index Return beyond the 10% buffer, provided that the Outperformance Index Return will not be less than -100%. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Outperformance Index Return is positive, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 27.50%, regardless of the appreciation in the S&P 500® Index relative to the Russell 2000® Index, which may be significant.
  CHANGES IN THE S&P 500® INDEX MAY BE OFFSET OR ENTIRELY NEGATED BY CHANGES IN THE RUSSELL 2000® INDEX — The notes are linked to the performance of the S&P 500® Index minus the performance of the Russell 2000® Index and thus are affected by the relative, not absolute, performance of the S&P 500® Index. As a result, changes in the S&P 500® Index Return may be offset, in whole or in part, by corresponding changes in the Russell 2000® Index Return. If the S&P 500® Index Return strongly correlates with the Russell 2000® Index Return, your return on the notes will be limited. Conversely, if the S&P 500® Index Return does not correlate with the Russell 2000® Index Return, your investment will be exposed to any appreciation or depreciation of the S&P 500® Index relative to the Russell 2000® Index. Your notes may be subject to a loss even if the S&P 500® Index appreciates during the term of the notes. In addition, the notes do not represent an investment in a basket of indices.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index or the Russell 2000® Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we currently are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the relative performance of the S&P 500® Index as compared to the Russell 2000® Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Indices;
    interest and yield rates in the market generally as well as in the markets of the securities composing the Indices;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Indices?

The table on the following page illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth on the following page assume an Initial Index Level for the S&P 500® Index of 1500 and an Initial Index Level for the Russell 2000® Index of 775, and reflect the Maximum Total Return on the notes of 27.50%. The hypothetical total returns set forth on the following page are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the table and examples on the following page have been rounded for ease of analysis.

JPMorgan Structured Investments — Outperformance Buffered Return Enhanced Notes Linked to the S&P 500® Index Compared to the Russell 2000® Index	PS-2

S&P 500® Ending Index Level	Russell 2000® Ending Index Level	S&P 500® Index Return	Russell 2000® Index Return	Outperformance Index Return	Total Return	Payment at maturity

3000.00	1085.00	100.00%	40.00%	60.00%	27.50%	$1,275
2325.00	1007.50	55.00%	30.00%	25.00%	27.50%	$1,275
2400.00	1162.50	60.00%	50.00%	10.00%	20.00%	$1,200
1875.00	930.00	25.00%	20.00%	5.00%	10.00%	$1,100
1950.00	1085.00	30.00%	40.00%	-10.00%	0.00%	$1,000
1800.00	1085.00	20.00%	40.00%	-20.00%	-10.00%	$900
1500.00	775.00	0.00%	0.00%	0.00%	0.00%	$1,000
1500.00	697.50	0.00%	-10.00%	10.00%	20.00%	$1,200
1200.00	930.00	-20.00%	20.00%	-40.00%	-30.00%	$700
900.00	310.00	-40.00%	-60.00%	20.00%	27.50%	$1,275
600.00	542.50	-60.00%	-30.00%	-30.00%	-20.00%	$800
450.00	1007.50	-70.00%	30.00%	-100.00%	-90.00%	$100
300.00	1007.50	-80.00%	30.00%	-100.00%*	-90.00%	$100

*	The Outperformance Index Return cannot be less than -100.00%.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the S&P 500® Index increases from the Initial Index Level of 1500 to an Ending Index Level of 1875 and the level of the Russell 2000® Index increases from the Initial Index Level of 775 to an Ending Index Level of 930. Because the S&P 500® Index Return of 25% is greater than the Russell 2000® Index Return of 20%, and the Outperformance Index Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 27.50%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the S&P 500® Index increases from the Initial Index Level of 1500 to an Ending Index Level of 2325 and the level of the Russell 2000® Index increases from the Initial Index Level of 775 to an Ending Index Level of 1007.50. Because the S&P 500® Index Return of 55% is greater than the Russell 2000® Index Return of 30% and the Outperformance Index Return of 25% multiplied by 2 exceeds the Maximum Total Return of 27.50%, the investor receives a payment at maturity of $1,275 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the S&P 500® Index increases from the Initial Index Level of 1500 to an Ending Index Level of 1950 and the Russell 2000® Index increases from the Initial Index Level of 775 to an Ending Index Level of 1085. Because the Outperformance Index Return is negative and the S&P 500® Index Return of 30% is less than the Russell 2000® Index Return of 40% by not more than the buffer amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 4: The level of the S&P 500® Index decreases from the Initial Index Level of 1500 to an Ending Index Level of 600 and the Russell 2000® Index decreases from the Initial Index Level of 775 to an Ending Index Level of 542.50. Because the Outperformance Index Return is negative and the S&P 500® Index Return of -60% is less than the Russell 2000® Index Return of -30% by more than the buffer amount of 10%, the investor receives a payment at maturity of $800 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-30% + 10%)] = $800

Example 5: The level of the S&P 500® Index decreases from the Initial Index Level of 1500 to an Ending Index Level of 300 and the Russell 2000® Index increases from the Initial Index Level of 775 to an Ending Index Level of 1007.50. Because the Outperformance Index Return is negative and the S&P 500® Index Return of -80.00% is less than the Russell 2000® Index Return of 30.00% by more than the buffer amount of 10%, and the Outperformance Index Return may not be less than -100%, the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the principal protection provided by the 10% Buffer Amount, calculated as follows:

$1,000 + [$1,000 x (-100% + 10%)]= $100

JPMorgan Structured Investments — Outperformance Buffered Return Enhanced Notes Linked to the S&P 500® Index Compared to the Russell 2000® Index	PS-3

Historical Information

The following graph sets forth the historical weekly performance of the S&P 500® Index and the Russell 2000® Index based on the closing levels for the Indices from January 4, 2002 through December 21, 2007. The Index closing level for the S&P 500® Index on December 21, 2007 was 1484.46. The Index closing level for the Russell 2000® Index on December 21, 2007 was 785.60. We obtained the closing levels for the Indices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Indices should not be taken as an indication of future performance, and no assurance can be given as to the Index closing levels for the Indices on the Observation Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fifth business day following the pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments — Outperformance Buffered Return Enhanced Notes Linked to the S&P 500® Index Compared to the Russell 2000® Index	PS-4